Exhibit (a)(1)(H)

Form of E-mail Notification of Exchange Ratio Determination

The closing price of our common stock on the Nasdaq Global Market today was $5.09. Based on this closing price, the Exchange Price has been determined. To determine the precise number of New Options you will receive in exchange for your Eligible Options, a calculator has been made available at http://www.icxt.com/option_swap/ that will allow you to calculate the number of New Options you will receive based on the Exchange Price and the number and exercise price of your Eligible Options. In addition, the chart below shows how many New Options you would receive if you exchanged 1,000 Eligible Options based on the Exchange Price.

		Exchange Price
		$5.09
Exercise Price of Eligible Options	$6.14	828
	$6.38	797
	$6.74	755
	$7.00	727
	$8.09	629
	$8.10	628
	$8.40	605
	$9.04	563
	$10.00	509
	$10.22	498
	$14.00	363
	$15.00	339
	$16.00	318

If you would like to participate in the Offer or if you have already submitted an Election Form and wish to change your election as to some or all of your Eligible Options, you must complete an Election Form before the expiration of the Offer. If you need an additional Election Form, please contact Jessica Bartlow at (703) 678-2111 or jessica.bartlow@icxt.com. A properly signed and completed Election Form must be received via email, facsimile, Federal Express or similar delivery service, or by hand delivery by 11:59:59 p.m. (midnight), Eastern Time, on September 8, 2009 by:

Jessica Bartlow

ICx Technologies, Inc.

2100 Crystal Drive

Arlington, VA 22202

jessica.bartlow@icxt.com

Phone: (703) 678-2111

Fax: (703) 678-2112

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Only documents that are complete, signed and actually received by Jessica Bartlow by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post are not permitted. If you have questions, please direct them to Jessica Bartlow (703) 678-2111 or jessica.bartlow@icxt.com.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.